245 Summer Street

Fidelity® Investments

Boston, MA 02210

April 15, 2022

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Variable Insurance Products Fund V (the trust): File Nos. 033-17704 and 811-05361

Investor Freedom 2035 Portfolio

Investor Freedom 2040 Portfolio

Investor Freedom 2045 Portfolio

Investor Freedom 2050 Portfolio (the fund(s))

Post-Effective Amendment No. 82

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 82 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Investor Freedom 2035 Portfolio, Investor Freedom 2040 Portfolio, Investor Freedom 2045 Portfolio, and Investor Freedom 2050 Portfolio as new series of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 485(a), the trust elects an effective date of July 1, 2022.  We request your comments by May 16, 2022.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/Renée Fuller
Renée Fuller
Legal Product Group